Exhibit C

767 Fifth Avenue New York, NY 10153 T 212.287.3200 F 212.287.3201 pwpartners.com

June 19, 2021

The Board of Directors

Perishing Square Tontine Holdings, Ltd.

787 Eleventh Avenue, Ninth Floor

New York, NY 10019

Members of the Board of Directors:

We understand that Pershing Square Tontine Holdings, Ltd., a blank check company incorporated under the laws of the State of Delaware (“Buyer”), and Vivendi S.E., a corporation organized under the laws of France (“Seller”), propose to enter into a Share Purchase Agreement (the “Purchase Agreement”), which provides for, among other things, the purchase by Buyer from Seller of a number of ordinary shares, par value €10 per share, of Universal Music Group B.V., a corporation organized under the laws of the Netherlands (the “Company”), representing at the closing ten percent (10%) of the share capital and voting rights of the Company (minus one share) on a fully-diluted basis (the “Sale Shares”; the purchase of the Sale Shares, the “Transaction”) for cash consideration of $3,949,340,400 based on an agreed conversion rate of 1.200 U.S. Dollars for each Euro (the “Consideration”), which is expected to be followed thereafter by all shares of the Company (including the Sale Shares) being admitted to listing on the Euronext Amsterdam (the “Listing”) in connection with the distribution by Seller of 60% of the share capital of the Company to the shareholders of Seller (the “Distribution”). The terms and the conditions of the Transaction are more fully set forth in the Draft Purchase Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to Buyer of the Consideration to be paid by Buyer in the Transaction.

For purposes of the opinion set forth herein, we have, among other things:

1.

reviewed summary terms of the Transaction, including a draft Share Purchase Agreement marked “EXECUTION” (the “Draft Purchase Agreement”), received by us on June 18, 2021, and a draft of Schedule C thereto, dated June 3, 2021 and received by us on June 14, 2021, which calculates the estimated equity value purchase price as of the projected closing date;

2.	reviewed certain publicly-available Wall Street research analyst estimates relating to the Company (the “Analyst Research Estimates”);

3.

reviewed solely for informational purposes certain internal financial statements, analyses and forecasts, and other financial and operating data relating to the business of the Company, in each case, prepared by the management of Seller and/or the management of the Company;

4.	compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions which we believe to be generally relevant;

5.	compared the financial performance of the Company with that of certain publicly-traded companies which we believe to be generally relevant;

6.	compared the valuation of the Company implied by the Transaction with the valuations of certain publicly-traded companies which we believe to be generally relevant;

7.	discussed the past and current business, operations, financial condition and prospects of the Company with representatives of each of Buyer, Seller and the Company; and

8.	conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to us (including information that is available from generally recognized public sources) for purposes of this opinion and have further relied upon the assurances of management of Buyer, Seller and the Company that such information does not contain any material omissions or misstatements of material fact. At your direction, we have relied on the Analyst Research Estimates. We have assumed, with your consent, that the Analyst Research Estimates represent the best currently available estimates as to the matters covered thereby and we express no view as to the assumptions on which they are based. With respect to the materials referred to in clause 3 above, we express no view as to the assumptions on which they are based. In arriving at our opinion, we have not made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Seller, nor have we been furnished with any such valuations or appraisals. Nor have we assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company or Seller. In addition, we have not evaluated the solvency of any party to the Draft Purchase Agreement (or the impact of any Transaction thereon) under any applicable laws relating to bankruptcy, insolvency or similar matters. We have assumed that the final executed Purchase Agreement will not differ from the Draft Purchase Agreement reviewed by us in any respect material to our analysis and that the Transaction will be consummated in accordance with the terms set forth in the Purchase Agreement, without modification, waiver or delay in any respect material to our analysis. We have also assumed, at your direction, and have relied without independent verification upon the assessment of management or representatives of Buyer and Seller of the timing and risks associated with the Listing and the Distribution, that each of the Listing and the Distribution will be achieved consistent with the timing communicated to us by management or representatives of Buyer and Seller and as contemplated in the Draft Purchase Agreement as of the date hereof and, accordingly, that the Company will become a standalone public company and the Sale Shares will become freely tradeable. In addition, we have assumed that in connection with the receipt of all the necessary approvals for the Transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on Buyer, Seller or the Company or the Transaction, in each case, in any way material to our analysis. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Consideration to be paid by Buyer in the Transaction. We have not been asked to, nor do we, offer any opinion as to any other term of the Purchase Agreement or any other related document or transaction contemplated by or to be entered into in connection with the Purchase Agreement or the Transaction (including the Listing, the Distribution or any distributions of any of the Sale Shares to, or other transactions involving, holders of securities of Buyer), the form or structure of the Transaction or the likely timeframe in which the Transaction or any other transaction contemplated thereby will be consummated. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration or otherwise. We do not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Draft Purchase Agreement or any other related document, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand Buyer has received such advice as it deems necessary from qualified professionals. We express no opinion as to the fairness of the Transaction to the holders of any class of securities, creditors or other constituencies of Buyer, Seller or the Company or as to the underlying decision by any person to engage in the Transaction or as to the relative merits of the Transaction compared to alternative transactions or business strategies.

We have acted as financial advisor to the Board of Directors of Buyer with respect to the Transaction and will receive a fee from Buyer for our services, a portion of which is payable upon the rendering of this opinion (or would have become payable if we had determined that we were not able to deliver this opinion), a portion of which is contingent upon the consummation of a tender offer made to, or the holding of a stockholder vote of, Buyer’s stockholders in connection with the Transaction, and a portion of which is contingent upon the consummation of the Transaction. In addition, Buyer also has agreed to indemnify us for certain liabilities and other items arising out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Perella Weinberg Partners LP and its affiliates and any of Buyer, its sponsor, Seller or the Company pursuant to which compensation was received by Perella Weinberg Partners LP or its affiliates; however, Perella Weinberg Partners LP and its affiliates in the future may provide services to any of Buyer, its sponsor, Seller, the Company or any of their respective affiliates and in the future may receive compensation for the rendering of these services. In the ordinary course of our business activities, Perella Weinberg Partners LP or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of any of Buyer, Seller, the Company any of their respective affiliates. The issuance of this opinion was approved by a fairness opinion committee of Perella Weinberg Partners LP.

This opinion is for the information and assistance of the Board of Directors of Buyer in connection with, and for the purposes of its evaluation of, the Transaction. This opinion is not intended to be and does not constitute a recommendation to any holder of Buyer common stock or other Buyer security or any other person as to how such person should vote, make any election with respect to redemptions of Buyer common stock or otherwise act with respect to the Transaction or any other matter and does not in any manner address the prices at which the Buyer common stock, the Company ordinary shares or any other security will trade at any time.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Consideration to be paid by Buyer in the Transaction is fair, from a financial point of view, to Buyer.

This opinion may not be disclosed, summarized, referred to, or communicated (in whole or in part) to any other person for any purpose whatsoever except with our prior written approval.

Very truly yours,
/s/ PERELLA WEINBERG PARTNERS LP
PERELLA WEINBERG PARTNERS LP

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